Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
SEC Registration Statement No.: 333-147304
The information presented, which includes a transcript of text that appears on screen during a video that was recently produced for an internal TD Bank Financial Group conference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The proposed merger transaction involving the Bank and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

TD Bank Financial Group 2007 Senior Management Group Conference
December 5, 2007
The following is a transcript of text that appears on screen during a video that was recently produced for an internal TD Bank Financial Group conference. The video does not contain a narrative.
[Start]
December 5, 2007
One Amazing Bank
One Amazing Decade
1997
32,000 Employees
$5.4 Billion in Revenue
Net Income of $1.1 Billion
$164 Billion in Assets
Market Cap: $15.3 Billion
Top 30 North American Bank by market capitalization
2000
TD Bank and Canada Trust announce merger
Newcrest Capital acquired, strengthening our institutional equities services
2002
43,000 Employees
$10.4 Billion in Revenue
Net Income of $1.4 Billion
$278 Billion in Total Assets
Market Cap: $18.9 Billion
2004
TDBFG acquires 51% of Banknorth for US$3.8 Billion
TD Waterhouse Canada establishes Private Giving Foundation
2005
TDBFG celebrates 150th anniversary

Ameritrade Holding Corp. announces acquisition of TDBFG’s US brokerage business, TD Waterhouse USA for US$2.9 billion
TDBFG takes 39.9% interest in new TD AMERITRADE
2006
TD Banknorth becomes a wholly-owned subsidiary of TDBFG
2007
58,000 Employees
Graphic of a newspaper appears with the following headline:
“Tip Sheet: If you can only pick one, pick TD” The Globe and Mail
$14.7 Billion in Revenue
Graphic of a newspaper appears with the following headline:
“TD Bank raises dividend as profit soars” Reuters
Net Income of over $4.1 Billion
Graphic of a newspaper appears with the following headline:
“TD provides shining example of how dividends pay off” The Globe and Mail
$422 Billion in Total Assets
Market Cap $54.3 Billion
TDBFG now a Top 10 North American bank by market capitalization
TDBFG named one of the Financial Post’s “10 Best Companies to Work For”
And one of Canada’s top 100 employers by Maclean’s magazine
J.D. Power & Associates ranks TD Canada Trust highest in customer service for second year in a row
Synovate Ranks TD Canada Trust #1 in service for third consecutive year
TD Canada Trust opens its 100th branch in Quebec
TD Insurance reaches $1 Billion revenue milestone
TD Mutual Funds wins four Lipper Fund awards
Domestic TD Wealth Management reaches five-year goal of $500 million in earnings
TD Securities — A Top 3 Dealer in Canada
Graphic of a newspaper appears with the following headline:
“TD redefines ‘bankers hours’; More branches and hours of operation part of competitive push”
The Edmonton Journal
October 2, 2007 — TDBFG announces intention to acquire Commerce Bancorp

Graphic of a newspaper appears with the following headline:
 “BANKS FORGE FRONTIERS; TD goes big with US$8.5B bid: Commerce buy to vault it to No. 7 on continent” National Post
Graphic of a newspaper appears with the following headline:
 “TD Bank makes all the right moves” National Post
With Commerce, TD would be the 7th largest bank in North America by branch locations
The first North American bank with critical mass in both the US and Canada
Graphic of a newspaper appears with the following headline:
“Big Green goes red, white and blue,” The Globe and Mail
With Commerce, TDBFG would grow to more than 2000 branches
TDBFG would have operations in 5 of the top 10 US markets...
...serving a population of 40 million in the US alone
Combined TD would have almost one quarter of a trillion dollars in retail deposits
December 5, 2007
TD’s SMG Conference brings together 800 leaders
10 Years of Amazing Growth
10 Years of Amazing People
Look around this room
YOU are the Future of One Amazing Bank
Just imagine what your leadership can accomplish in the next 10 years
[End]
Additional information about the Commerce Bancorp, Inc. transaction
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause TD Bank’s results to differ materially from those described in the forward looking statements can be found in TD Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in TD Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The proposed merger transaction involving The Toronto-Dominion Bank (the “Bank”) and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which will be filed with the Securities and Exchange Commission by December 3, 2007, its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.